Delta Corp Holdings Ltd

Boundary Hall

Cricket Square

Grand Cayman, KY1-1102

Cayman Islands

VIA EDGAR

January 16, 2024

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attn: Kevin Dougherty

Re:	Delta Corp Holdings Ltd Registration Statement on Form F-4 Filed September 26, 2023 File No. 333-274699

 Dear Mr. Dougherty:

Delta Corp Holdings Ltd (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on October 23, 2023, regarding its Registration Statement on Form F-4 (the “Registration Statement”) filed with the Commission on September 26, 2023.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter.

Form F-4 filed September 26, 2023

Cautionary Note Regarding Forward-Looking Statements, page v

1.	We note your response to prior comment 3, and your revised disclosure that your proxy statement/prospectus contains “forward-looking statements” as defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. However, as this is the initial public offering of the registrant, it appears that the registrant is not eligible for the safe harbor set forth in Section 27A of the Securities Act and Section 21E of the Exchange Act. Please revise.

Response to Comment 1: The Company respectfully acknowledges the Staff’s comment and has removed the referenced statement on page v of the Amended Registration Statement.

Unaudited Pro Forma Combined Financial Information

Notes to Unaudited Pro Forma Consolidated Combined Financial Information Note 1 — Basis of presentation, page 22

2.	You entered into a Merger and Share Exchange Agreement on September 22, 2022. You disclose that the measurement period ended on October 31, 2022, and therefore the assets acquired, liabilities assumed, and goodwill recognized were adjusted to reflect new information obtained about facts and circumstances that existed as of the acquisition date, and, if known, would have affected the measurement of the amounts recognized as of that date on page 22. However, you appropriately disclose in the footnotes that the measurement period cannot exceed one year from the acquisition date. Please revise your unaudited pro forma combined financial information disclosures as appropriate.

Response to Comment 2: The Company respectfully acknowledges the Staff’s comment and has revised its disclosures beginning on page 23 of the Amended Registration Statement.

Opinion of Newbridge Securities Corporation Valuation Analyses Summary, page 86

3.	We note your response to prior comment 20 and we re-issue in part. Please explain why the air freight and logistics sector was chosen for Newbridge’s Comparable Public Company Analysis and precedent M&A Transaction Company Analysis.

Response to Comment 3: The Company respectfully acknowledges the Staff’s comment and advises the Staff that Newbridge’s analysis concluded that the Air Freight and Logistics sector is a more appropriate comparison than the Marine Transportation of Freight sector (or similar marine freight sector), because the Air Freight and Logistics sector has financial characteristics more similar to Delta than the Marine Transportation of Freight sector. In particular, Delta Corp Holdings Limited, a company organized under the laws of England and Wales, and party to the business combination (“Delta”) is structured with the financial characteristic of being “asset light,” which we define (using customary industry terminology) as a company whose trailing year or multiple year end calculation of its debt ratio is higher than its respective sector mean. The reference to debt ratio refers to a calculation based on sales, compared to a calculation of net debt of the company, which net debt includes debt that may be related to borrowings, or also related to a high level of property, plant and equipment, or PPE, which is financed by debt. In performing the calculation, Newbridge used earnings before income, tax, depreciation and amortization, or EBITDA, as a calculation based on sales, and net debt was calculated as total short term and long term debt minus cash and cash equivalents.

This financial characteristic of being asset light is more common in the Air Freight and Logistics sector than the Marine Transportation of Freight sector, because many of the companies which comprise the Marine Transportation of Freight sector have significant net debt (relative to sales), as described further below. In addition, Newbridge chose the Air Freight and Logistics sector, rather than another sector, because it likewise involves transportation logistics, but has closer financial characteristics to Delta.

The Company also submits supplementally to the Staff that as described in the Amended Registration Statement, in using the Air Freight and Logistics sector, Newbridge used the subsector referred to as “Air Freight and Logistics (Asset Light) sector”.

As part this analysis by Newbridge described in the paragraph above, Newbridge verified the above approach by analyzing 28 public companies in the Marine Transportation of Freight sector compared to 10 public companies in the Air Freight and Logistics (Asset Light) sector. Regarding the 28 public companies in the Marine Transportation of Freight sector, Newbridge found that as of September 26, 2022, the debt ratio, as described above, to be low, indicating a higher relative level of net debt (or possibly lower earnings) in these Marine Transportation of Freight companies. In these companies, EBITDA divided by the net debt (or Debt Ratio) of these 28 public companies had a median debt ratio of 0.4x of EBITDA.  In a comparable set of 10 public companies in the Air Freight and Logistics (Asset Light) sector, however, the results were an average debt ratio of 0.8x EBITDA, or half that of the Marine Transportation of Freight sector, which was a closer comparable to the debt ratio of Delta. As of September 26,2022, Delta’s debt ratio showed debt at a de minimis (less than $10,000) amount. Therefore, Newbridge’s Comparable Public Company Analysis and precedent M&A Transaction Company Analysis focused on the Air Freight and Logistics (Asset Light) sector because this sector is both (i) in the logistics industry (of which Delta is a part), and (ii) had financial characteristics, including a debt ratio that in comparison most resembled that of Delta.  For the above reasons, relating to more closely comparable financial characteristics, while remaining in the transportation section, the Newbridge analysis determined that the above referenced sector of Air Freight and Logistics was more closely comparable to Delta’s financial characteristics and would result in a more closely parallel comparison when analyzing comparable financial ratios.

In respect of the Staff’s comment and relating to the response above, the Company has supplemented its disclosure beginning on page 91 of the Amended Registration Statement.

Discounted Cash Flow Analysis, page 88

4.	We note your response to prior comment 23, and we re-issue in part. You disclose the projections for revenue growth and cash-flow margins between 2022 – 2027 were provided by the management team of Delta, and also that estimates for revenue growth and cashflow margins between 2028 – 2031 were determined collectively by the management team of Delta and Newbridge, and are meant “to be conservative, with no guarantees that these milestones can be achieved. ” Please disclose the material assumptions that underlie the Delta management 2022 - 2027 projections, and the material assumptions that underlie the 2028-2031 projections estimated by the management team of Delta and Newbridge. For example, discuss the “milestones in the model” and the timeframe to achieve such milestones as you reference in this section.

Response to Comment 4: In response to the Staff’s comment, the Company has disclosed the material assumptions underlying the projections referenced in the Staff’s comment, in additional disclosure beginning on page 93 of the Amended Registration Statement.

Material U.S. Federal Income Tax Consequences of the Business Combination, page 92

5.	In response to prior comment 25, you have revised to disclose that Lowenstein, counsel for JVA, and EGS, U.S. counsel for Delta, each shall deliver a tax opinion, dated as of the Closing Date, that the Merger, taken together with the Share Exchange, “should” qualify as an exchange described in Section 351 of the Code. If the opinion is subject to uncertainty, explain the facts or circumstances giving rise to the uncertainty. For guidance, refer to Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings. In addition, please file such opinion(s) before effectiveness.

Response to Comment 5: In response to the Staff’s comment, the Amended Registration Statement has been revised at pages 69, 70, 97, 98 and 100 to clarify that the Merger, together with the Share Exchange, “should” qualify as an exchange described in Section 351(a) of the Code and to explain the facts giving rise to the uncertainty.

In addition, each of Lowenstein and EGS will file a tax opinion stating that it is the opinion of Lowenstein and EGS, as relevant, that the Transactions should be treated as an exchange to which Section 351 of the Code applies. Accordingly, the Company has revised references to these opinions in the exhibit index in the Amended Registration Statement.

Energy Logistics, page 123

6.	In response to prior comment 28 you disclose that your barges are operated on a carbon neutral basis because you have partnered with Numerco Limited, a company organized under the laws of the United Kingdom specializing in the field of carbon offset. Please disclose any risks that such offset programs may not achieve the stated CO2 reduction or avoidance, if material. You also disclose that you have invested in emissions reduction projects in partnership with Numerco, which allows a reduction of the environmental impact of your customer’s business. Please explain your emissions reduction projects and how such projects have reduced the environmental impact of your customer’s business.

Response to Comment 6: The Company respectfully acknowledges the Staff’s comment and has revised the referenced disclosure, and has removed references to specific amounts of CO2 reduction. In addition, the Company has enclosed risk factors relating to CO2 reduction or avoidance. Supplementally, the Company informs the Staff’s that the Company does not believe that CO2 reduction risks are material in respect of these programs in that the Numerco partnered program monitors such programs to verify that CO2 reductions occur within those programs. Nevertheless, the Company has enclosed risk factors to address where CO2 reduction programs are not implemented as anticipated. Supplementally, the Company respectfully informs the Staff that the Company’s vessel emission offset summary contains detailed information on each of these emissions programs and is maintained by Numerco on behalf of the Company at the website www.numerco.com/Delta/ . In respect of the Staff’s comment, the Company has also enclosed requested information about those emissions reduction projects on pages 37 and 38, including a discussion of related risks, and 130 of the Amended Registration Statement.

Delta Management’s Discussion and Analysis of Financial Condition and Results of Operations Subsequent Events, page 145

7.	We note your disclosure that on June 29, 2023, certain of the Group’s subsidiaries announced that they closed a revolving credit facility of up to $15 million with a bank in the United States, and your disclosure that the Company has issued a corporate guarantee, guaranteeing the due payment of all amounts payable to the third party in relation to the above revolving credit facility. Please ensure that you have disclosed all material terms, such as the applicable margin, and please file such credit agreement and your related corporate guarantee as exhibits pursuant to Item 601 of Regulation S-K or provide your analysis as to why you are not required to file such agreements.

Response to Comment 7: The Company respectfully acknowledges the Staff’s comment and has included disclosure of all material terms of the credit agreement, in disclosure on pages 161 and 162 of the Amended Registration Statement. In addition, the Company has filed such credit agreement and its amendments as exhibits to the Amended Registration Statement.

Security Ownership of Certain Beneficial Owners and Management of JVA, page 172

8.	We note your disclosure that the percent of common stock outstanding in the beneficial ownership table was based on a total of 5,708,599 shares of Coffee Holding’s common stock outstanding as of March 15, 2023. Please revise to provide such information as of the most recent practicable date. See Item 18(a)(5)(ii) of Form F-4.

Response to Comment 8: The Company respectfully acknowledges the Staff’s comment and has updated the referenced disclosure as of the most recent practicable date prior to filing the Amended Registration Statement. The revised referenced disclosure is included beginning on pages 179 and 180 of the Amended Registration Statement.

Index to Financial Information, page F-1

9.	Please revise to provide updated interim financial statements for Delta Corp Holdings Limited as of and for the period ended June 30, 2023 in accordance with Item 8.A.5 of Form 20-F, via Item 14 of Form F-4. Please ensure all related financial disclosures are updated as well (e.g. MD&A and unaudited pro forma financial information, etc.).

Response to Comment 9: The Company respectfully acknowledges the Staff’s comment and has updated the Amended Registration Statement to include interim financial statements for the Company as of and for the period ended June 30, 2023, including updated pro forma financial information as of June 30, 2023 and related financial disclosures.

Delta Corp Holdings Limited

Notes to Consolidated Financial Statements

27. Business combinations during the period, page F-73

10.	You disclose the bargain purchase gain of $9,983, was due to the fact that the previous owner was undergoing restructuring and needed to liquidate its assets to meet its overdue loan obligations. As a result, you acquired the shares at lower than the fair value.

However, you compute a bargain purchase gain of $6,597 comprised of net assets acquired of $7,597 less $1,000 in cash/total consideration. Please revise as appropriate.

Response to Comment 10: The Company respectfully acknowledges the Staff’s comment and has accordingly revised the disclosure in the referenced note.

Exhibits

11.	Please file all amendments to the merger agreement. For example, we note your reference on page 2 of your filing to the merger agreement, “as amended and supplemented.”

Response to Comment 11: In response to the Staff’s comment, the Company has included all amendments to the merger agreement in the Amended Registration Statement, and has included Amendment No. 1 and Amendment No. 2 to the merger agreement, respectively, at the end of Annex A. Please see Annex A and Exhibits 2.2 and 2.3 and related disclosure in the Amended Registration Statement. The Company has also included applicable disclosure in the Amended Registration Statement including on its pages 115 and 116.

12.	We note your Form of Proxy card filed as Exhibit 99.1. Please revise to identify clearly and impartially each separate matter intended to be acted upon in Proposal 3--The Advisory Charter Amendment Proposal. For instance, provide the four separate sub- proposals disclosed in the prospectus. Additionally, please file the form of proxy as an appendix at the end of the proxy statement rather than an exhibit. See General Instruction E of Form F-4 and Rule 14a-4(a)(3) of Regulation 14A and the note to paragraph (a)(3) thereof.

Response to Comment 12: The Company respectfully acknowledges the Staff’s comment and has updated the F-4 to update the form of proxy to include all four sub-proposals of Proposal 3. The Company has also included the form of proxy as Annex D and has removed the form of proxy from the Exhibit Index. Please see revised disclosure on the Notice section of the cover pages, page viii and in the exhibit list to the Amended Registration Statement and also the Form of Proxy card as enclosed as its Annex D.

General

13.	We note your response to prior comment 2, and note that the fee table provided in Exhibit 107 includes 109,659,091 Pubco Ordinary Shares to Sellers consisting of Core Maritime Commodities FZ-LLC (CMC) and its permitted assigns, in exchange for their ordinary shares of Delta. However, we also note that CMC signed the merger and share exchange agreement, agreeing to sell, transfer, convey, assign and deliver to Pubco all of the Delta Shares held by CMC, which comprise all of the Delta Shares issued and outstanding as of the Closing Date. Tell us why it is appropriate to register the offer and issuance of these shares in this registration statement given that it appears that the investment decision has already been made by CMC. Similarly, please tell us why it is appropriate to register the offer and issuance of the shares to Maxim Group LLC in this registration statement. In that regard, it appears that Maxim agreed to receive such shares under the Delta Letter Agreement.

Response to Comment 13: The Company respectfully acknowledges the Staff’s comment and has removed registration of shares of Pubco, issued to CMC in the Closing, from the Amended Registration Statement. In respect of the shares of the referenced M&A financial advisor, the Company respectfully submits that the engagement letter of the M&A advisor, as amended, provides for issuance to the M&A advisor of ordinary shares of Delta (or Delta Shares as defined in the Registration Statement) pre-Closing in lieu of another or cash M&A advisory fee, as a decision of the M&A advisor. Pursuant to the Business Combination Agreement, in the Closing, shareholders holding Delta Shares or common stock of Coffee Holding Co., Inc. (JVA) would receive ordinary shares from Pubco in exchange for shares of Delta and JVA.

In respect of the Staff’s comment, the Company has revised disclosure throughout the Amended Registration Statement to refer to these shares, including on the cover pages and pages 3, 7, 61, 80, 95 and 104 of the Amended Registration Statement.

We thank the Staff for its review of the foregoing and the Amended Registration Statement. If you have further comments, please feel free to contact to our counsel, Sarah E. Williams, Esq., at swilliams@egsllp.com, or Nahal A. Nellis, Esq., at nnellis@egsllp.com, or by telephone at (212) 370-1300.

Sincerely,

/s/ Mudit Paliwal
Mudit Paliwal Chief Executive Officer and Director

cc:	Sarah E. Williams, Esq.
Nahal A. Nellis, Esq.
Ellenoff Grossman & Schole LLP

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